AB 3/11/06

KX 3/16

SECU 06004282 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66004

SEC MAIL PROCESSING RECEIVED FEB 27 2006 WASH., D.C. 100 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Evolve Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6555 Quince Road, Suite 215
(No. and Street)

Memphis, TN 38119
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Caroline B. Austin 901.624.5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds, Bone & Griesbeck PLC
(Name – *if individual, state last, first, middle name*)

5100 Wheelis Drive, Suite 300 Memphis, TN 38117
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 26 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Caroline B. Austin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evolve Securities, Inc., as of December 31, 2005, 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA AVANT
Notary Public State of Texas
My Commission Expires
November 3, 2007

Caroline B. Austin
Signature

President
Title

Donna E. Avant
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Evolve Securities, Inc.
December 31, 2005

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Evolve Securities, Inc.
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Evolve Securities, Inc. (a wholly-owned subsidiary of Evolve Financial Group, Inc.) as of December 31, 2005, and the related statements of income (loss), changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended and period from inception to December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Evolve Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended and period from inception to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds, Bone & Griesbeck PLC

February 17, 2006

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
www.rbgcpa.com

STATEMENT OF FINANCIAL CONDITION

Evolve Securities, Inc.
(A Development Stage Company)
December 31, 2005

ASSETS		
Cash	$	70,612
Deposit with clearing broker		50,000
Receivables		26,216
Prepaid expenses		25,648
Other		3,039
	$	175,515
LIABILITIES		
Due to clearing brokers	$	25,053
Accounts payable		34,715
Accrued expenses		13,909
Total liabilities		73,677
STOCKHOLDER'S EQUITY		
Preferred stock, $.0001 par value, authorized 1,500 shares		-
Common stock, $.0001 par value, authorized 1,500 shares; 1,000 shares issued		10
Additional paid-in capital		974,908
Deficit accumulated in the development stage		(873,080)
Total stockholder's equity		101,838
	$	175,515

See notes to financial statements.

STATEMENT OF INCOME (LOSS)

Evolve Securities, Inc.
(A Development Stage Company)
Year Ended December 31, 2005 and Period from Inception to December 31, 2005

	Year Ended December 31, 2005	February 4, 2004 (Inception) to December 31 2005
Revenues		
Commissions on securities transactions	$ 168	$ 168
Interest income	1,084	1,084
	1,252	1,252
Expenses		
Employee compensation and benefits	593,195	676,595
Regulatory fees	27,518	27,518
Contracted services	61,435	61,435
Occupancy and equipment	29,964	31,390
Professional fees	34,612	34,612
Other	36,357	42,782
	783,081	874,332
Net income (loss)	$ (781,829)	$ (873,080)

See notes to financial statements.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Evolve Securities, Inc.
(A Development Stage Company)
Year Ended December 31, 2005 and Period from Inception to December 31, 2005

	Common Stock	Additional Paid-in Capital	Deficit Accumulated in the Development Stage	Total
Issuance of 1,000 shares of common stock on February 4, 2004	$ 10	$ -	$ -	$ 10
Capital contributions by parent	-	113,639	-	113,639
Net income (loss)	-	-	(91,251)	(91,251)
Balance at December 31, 2004	10	113,639	(91,251)	22,398
Capital contributions by parent	-	861,269	-	861,269
Net income (loss)	-	-	(781,829)	(781,829)
Balance at December 31, 2005	$ 10	$ 974,908	$ (873,080)	$ 101,838

See notes to financial statements.

STATEMENT OF CHANGES IN LIABILITIES SUBRODINATED TO CLAIMS OF GENERAL CREDITORS

Evolve Securities, Inc.
(A Development Stage Company)
Year Ended December 31, 2005

Subordinated liabilities at January 1, 2005	$ -
No activity during year	-
Subordinated liabilities at December 31, 2005	$ -

See notes to financial statements.

STATEMENT OF CASH FLOWS

Evolve Securities, Inc.
(A Development Stage Company)
Year Ended December 31, 2005 and Period from Inception to December 31, 2005

	Year Ended December 31, 2005	February 4, 2004 (Inception) to December 31 2005
Cash flows from operating activities		
Net income (loss)	$ (781,829)	$ (873,080)
Change in operating assets and liabilities		
Deposit with clearing broker	(50,000)	(50,000)
Receivables	(25,581)	(25,581)
Prepaid expenses	(25,647)	(25,648)
Other assets	(3,039)	(3,039)
Due to clearing brokers	25,053	25,053
Accounts payable	27,309	34,715
Accrued expenses	13,328	13,909
Net cash used for operating activities	(820,406)	(903,671)
Cash flows from investing activities		
Acquisition of Solidarity Investments, Inc., net of $39,685 cash acquired	39,685	39,685
Cash flows from financing activities		
Issuance of common stock	10	10
Capital contributions by parent	820,949	934,588
Net cash provided by financing activities	820,959	934,598
Net increase in cash	40,238	70,612
Cash at beginning of period	30,374	-
Cash at end of year	$ 70,612	$ 70,612
Supplemental cash flow disclosrues:		
Cash paid for interest	$ 265	$ 265
Cash paid for income taxes	-	-

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Evolve Securities, Inc.
(A Development Stage Company)
December 31, 2005

1. NATURE OF BUSINESS

Evolve Securities, Inc. (the Company), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Delaware corporation that is a wholly-owned subsidiary of Evolve Financial Group, Inc. (Parent).

The Company offers accounts on a fully disclosed basis through contractual agreements with two clearing brokers. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) rule 15c3-3(k)(2)(ii).

The Company was incorporated on February 4, 2004 and has not commenced its planned principal operations as of December 31, 2005. Activities to date have been devoted primarily to obtaining regulatory approvals, recruiting and training personnel, product development, and other administrative functions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Start-Up Expenses

Start-up expenses and organization costs incurred in organizing and capitalizing the Company, obtaining regulatory approvals, and preparing for commencement of operations have been expensed for financial statement purposes. The costs and expenses will be amortized over fifteen years for income tax purposes.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Continued

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $46,935, which was $41,935 in excess of its required net capital of $5,000.

4. INCOME TAXES

The components of deferred income taxes are as follows:

Deferred tax asset – start-up expenses	$	297,000
Deferred tax liabilities		-
Valuation allowance		(297,000)
Net deferred tax asset	$	-

A valuation allowance of $297,000 at December 31, 2005 has been provided to eliminate the deferred tax assets related to operations of the Company. In future periods, management will continue to assess the amount of tax benefit it will realize from loss carry forwards and deductible temporary differences and adjust the allowance accordingly.

Continued

5. LEASES

The Company entered into a sublease agreement expiring December 31, 2005 for office space in Dallas, Texas. Rent expense for 2005 was $8,352.

The Company leases office space in Memphis, Tennessee from the Parent on a month-to-month basis. Rent expense for 2005 was $20,986.

6. MERGER

In 2004, the Parent entered into an agreement to acquire 100% of the outstanding stock of Solidarity Investments, Inc. for a purchase price of $46,000. Effective January 31, 2005, Solidarity Investments, Inc. was merged into the Company. The acquisition has been accounted for by the purchase method. Assets acquired as a result of the acquisition were cash of $39,685 and receivables of $635. There were no liabilities assumed as a result of the acquisition.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I

Evolve Securities, Inc.
December 31, 2005

NET CAPITAL		
Total stockholder's equiy	$	101,838
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		101,838
Deductions and/or charges for nonallowable assets:		
Receivables		26,216
Prepaid expenses		25,648
Other		3,039
		54,903
Net capital	$	46,935
AGGREGATE INDEBTEDNESS		
Liabilities from statement of financial condition	$	73,677
Total aggregate indebtedness	$	73,677
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	41,935
Excess net capital at 1000%	$	39,567
Ratio of aggregate indebtedness to net capital		1.57 to 1

No material difference exists between the above computation of net capital under rule 15c3-1 and that filed with the Company's unaudited December 31, 2005 FOCUS report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS-DEALERS UNDER RULE 15c3-3
SCHEDULE II

Evolve Securities, Inc.
December 31, 2005

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3
SCHEDULE III

Evolve Securities, Inc.
December 31, 2005

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
Evolve Securities, Inc.
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Evolve Securities, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
Fax 901-683-5482
Telephone 901-682-2431
www.rbgcpa.com

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds, Bone & Griesbeck PLC

February 17, 2006

EVOLVE SECURITIES, INC.
(A Development Stage Company)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2005